Exhibit 99.1

APTORUM GROUP LIMITED

(a Cayman Islands exempted company with limited liability)

(NASDAQ: APM)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Aptorum Group Limited (the “Company”) will be held on November 14, 2019, at 9:00 p.m., Hong Kong local time, at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong for the following purposes:

Item		Board Vote Recommendation

1.	To re-elect all seven directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.	“FOR”

2.	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019, and to authorize the Board of Directors to fix their remuneration.	“FOR”

As of the date of this Notice of Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the Annual Meeting.

The Board of Directors of the Company has fixed the close of business on September 17, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, including the Company’s 2018 annual report, from the Company’s website at www.aptorumgroup.com or by contacting our Investor Relations Department at: investor.relations@aptorumgroup.com.

By Order of the Board of Directors,

/s/ Ian Huen
Ian Huen
Chief Executive Officer and Director

Hong Kong

September 26, 2019

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

APTORUM GROUP LIMITED

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2019

PROXY STATEMENT

The Board of Directors of Aptorum Group Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on November 14, 2019, at 9:00 p.m., Hong Kong local time, at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong or any adjournment thereof. Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company at the close of business on September 17, 2019 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Two shareholders entitled to vote and be present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative one of whom must be the holder representing a majority of shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by him on the Record Date.

A proxy statement describing the matters to be voted upon at the 2019 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about September 26, 2019, to all shareholders entitled to vote at the 2019 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.aptorumgroup.com on or about September 26, 2019. If you plan to attend the 2019 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2019 Annual Meeting.

Whether or not you plan to attend the 2019 Annual Meeting, it is important that your shares be represented and voted at the 2019 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on November 12, 2019 to be validly included in the tally of shares voted at the 2019 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT
THE 2019 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2019 Annual Meeting. As a shareholder, you are invited to attend the 2019 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2019 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2019 ANNUAL MEETING?

There are two proposals that will be voted on at the 2019 Annual Meeting:

1.	To re-elect all seven directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

2.

To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019, and to authorize the Board of Directors to fix their remuneration.

We may also transact such other business as may properly come before the 2019 Annual Meeting of Shareholders.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the re-election of all seven directors named in this Proxy Statement (Proposal No. 1); and

●	“FOR” the approval, ratification and confirmation of the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019, and to authorize the Board of Directors to fix their remuneration (Proposal No. 2).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2019 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2019 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2019 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2019 Annual Meeting.

WHO CAN VOTE AT THE 2019 ANNUAL MEETING?

Shareholders of record at the close of business on September 17, 2019, the date established by the Board for determining the shareholders entitled to vote at our 2019 Annual Meeting (the “Record Date”), are entitled to vote at the 2019 Annual Meeting.

On the Record Date, 6,597,362 shares of our Class A Ordinary Shares (representing 6,597,362 votes) and 22,437,754 shares of our Class B Ordinary Shares (representing 224,377,540 votes) were outstanding and entitled to vote at the 2019 Annual Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2019 Annual Meeting.

Each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by him on the Record Date.

A list of the shareholders of record as of September 17, 2019 will be available for inspection at the 2019 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

Two members one of whom must be the holder of a majority of our outstanding shares as of the Record Date must be present, in person or by proxy, at the 2019 Annual Meeting in order to properly convene the 2019 Annual Meeting. This is called a quorum. If there are not enough votes of the Class A Ordinary Shares and Class B Ordinary Shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2019 Annual Meeting may be adjourned by the Directors until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2019 Annual Meeting, but you may not vote these shares in person at the 2019 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2019 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2019 Annual Meeting, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on November 12, 2019 to be validly included in the tally of shares voted at the 2019 Annual Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

You may vote before the annual meeting at www.proxyvote.com. Use your 16-digit control number, located on the Notice, and follow the instructions.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the re-election of Aptorum Group Limited’s seven director nominees named in this Proxy Statement (Proposal No. 1) and “FOR” the approval, ratification and confirmation of the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019, and to authorize the Board of Directors to fix their remuneration (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2019 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2019 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2019; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2019 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2019 Annual Meeting, a valid, later-dated proxy. Attendance at the 2019 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2019 Annual Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2019 Annual Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m., Eastern Time on November 12, 2019. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2019 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2019 ANNUAL MEETING?

Broadridge will tabulate and certify the votes. We plan to announce preliminary voting results at the 2019 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2019 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2019 Annual Meeting is required to re-elect all seven directors (Proposal No. 1) and to approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019, and to authorize the Board of Directors to fix their remuneration (Proposal No. 2).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2019 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2019 ANNUAL MEETING?

If you plan to attend the 2019 Annual Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2019 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on September 17, 2019. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2019 Annual Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2018 Annual Report, including consolidated financial statements as of and for the year ended December 31, 2018, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.aptorumgroup.com. The contents of that website are not a part of this Proxy Statement.

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2018 annual report for the year ended December 31, 2018, which was filed on Form 20-F (the “2018 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2018 Annual Report by visiting the “Financial Information” heading under the “Investors” section of the Company’s website at www.aptorumgroup.com. If you want to receive a paper or email copy of the Company’s 2018 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by contacting our Investor Relations Department at: investor.relations@aptorumgroup.com.

PROPOSALS

PROPOSAL NO. 1

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of seven members. All seven current directors named below will seek re-election at the Meeting.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his appointment is otherwise terminated in accordance with the articles of association of the Company.

MR. IAN HUEN. Mr. Ian Huen is the Founder, Chief Executive Officer and Executive Director of Aptorum Group Limited. Mr. Huen is also Co-Founder of a Hong Kong company, AENEAS CAPITAL LIMITED, a licensed corporation regulated by the Hong Kong Securities & Futures Commission as a Type 9 Asset Manager, since 2005. He has over 15 years of global asset management experience and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

As a trustee board member of the Dr. Stanley Ho Medical Development Foundation, Mr. Huen facilitates advisory, development funding, access to research resources across Asia and continues to establish relationships with leading academic institutions to propel innovations in healthcare.

Mr. Huen graduated from Princeton University with an A.B. degree in Economics in June 2001, earned a MA in Comparative and Public History from CUHK in June 2016. Mr. Huen is also a Chartered Financial Analyst (“CFA”).

MR. DARREN LUI. Mr. Darren Lui is the President, Chief Business Officer and Executive Director of Aptorum Group Limited. Mr. Lui is also an Executive Director and Co-Founder of AENEAS CAPITAL LIMITED, a licensed corporation regulated by the Hong Kong Securities & Futures Commission as a Type 9 Asset Manager.

Mr. Lui was previously the founder, director and responsible officer of Varengold Capital Securities Limited and Varengold Capital Asset Management Limited in Hong Kong, with subsidiaries operating brokerage, asset management, and investment businesses in Asia established since January 2015.

Prior to this, he was a Director within the Fixed Income Group of Barclays Capital, where he spent over nine years from September 2005 to February 2014 developing and establishing their London, Singapore and New York structuring teams. From September 2002 to August 2005 he was qualified as a Chartered Accountant with Ernst & Young LLP (London), specializing in capital markets advisory.

Mr. Lui graduated with First-Class Honors from Imperial College, London with a BSc degree in Biochemistry in June 2002. He is a Chartered Accountant (ICAS), a CFA, and an Associate of Chartered Institute of Securities & Investments (UK).

DR. CLARK CHENG. Dr. Clark Cheng is the Chief Medical Officer and Executive Director of Aptorum Group Limited; he is also an executive director of AML and Smart Pharmaceutical Development PTE. Ltd, which is also a limited partner of Smart Pharmaceutical Limited Partner; Dr. Cheng also serves as a director of several other of our subsidiaries. Prior to this appointment, Dr. Cheng served as the Operations Director since 2009 of Raffles Medical Group, and the company’s Deputy General Manager since 2011, representing an expanded role in the region. During his employment with Raffles Medical Group, he practiced as a full-time medical administrator to overlook Raffles Medical Hong Kong operations and supported its development in the PRC.

Dr. Cheng received his medical training at the University College London, UK, in 2005 and completed his foundation year training at The Royal Free Hospital in 2007. Pursuing his career in surgery, he obtained his membership of the Royal College of Surgeons of Edinburgh in 2009 and commenced his training in Orthopaedics where he practiced as Specialist Registrar at the National University Hospital, Singapore, with special interest in Traumatology of the lower limbs. In 2011, he also obtained his Master in Business & Administration with distinction from Tippie College of Business, University of Iowa, US.

Dr. Cheng is an active member of the Singapore Chamber of Commerce, and appears regularly as a guest speaker for The Open University of Hong Kong, The Airport Authority Hong Kong and other corporate events.

MR. CHARLES BATHURST. Mr. Bathurst is an Independent Non-Executive Director of Aptorum Group Limited. He has over 40 years’ experience of management and senior executive roles primarily in financial services. In 2011, he set up his own independent consultancy service, Summerhill Advisors Limited, advising on management structure, business development, financial reporting, internal audit controls and compliance to both emerging and multinational companies. Today he holds Non-Executive and Advisory board positions on fast-growing companies in healthcare, technology and financial services.

Prior to establishing Summerhill, he served as a Director for J.O. Hambro Investment Management from September 2008 to August 2011, where he oversaw the restructuring and commercialization a range of in-house investment funds. He was appointed to the management board and supervised reporting teams including Business development, accounting teams, regulatory reporting teams and internal controls.

From April 2004 to March 2008, Mr. Bathurst served in multiple roles at Old Mutual Asset Managers (UK), including being a member of the senior management team and head of international sales. Duties included business development, launching new investment funds, recruitment, establishing and supervision of regulatory and financial reporting teams, as well as ensuring compliance with funds’ regulatory requirements and corporate governance standards.

Prior to this, Mr. Bathurst was an advisor to Lion Capital Advisors Limited from April 2003 to March 2004, and from June 2002 to March 2003 business development reporting to the board of management of LCF Rothschild Asset Management Limited.

From April 1995 to March 2002, Mr. Bathurst joined a newly formed alternative investment management team at Credit Agricole Asset Management, establishing the London Branch as the Managing Director in 1998. He was responsible for the recruitment and development strategy for marketing, sales, investment, financial reporting, compliance and regulatory controls and investor relations.

Between the period of September 1989 and December 1994, Mr. Bathurst worked for GNI, the largest futures and options execution and clearing broker on the London International Financial Futures Exchange, where he focused on marketing to European and Middle East financial institutions. In 1991, he joined a new management team to launch a series of specialist investment funds while serving as the Head of Sales and Product Development.

Mr. Bathurst graduated from the Royal Military Academy Sandhurst in November 1974 and commissioned into the British Army serving in the UK and Germany.

DR. MIRKO SCHERER. Dr. Mirko Scherer is an Independent Non-Executive Director of Aptorum Group Limited. Dr. Scherer has been serving as the Chief Executive Officer at CoFeS China (formerly known as “TVM Capital China”) in Hong Kong since March 2015. CoFeS China focuses on cross-border activities in the life science industry between China and the West. CoFeS China acts as a bridge between China and the West, assisting Chinese investors and pharmaceutical companies accessing western innovations, while collaborating with innovative life science companies from the West to enter the fast-growing China market.

Dr. Mirko Scherer has served on the Board of the Frankfurt Stock Exchange from 2005 to 2007 and has been a board member of the Stichting Preferente Aandelen QIAGEN since 2004. From August 2016 through July 2018, Dr. Scherer served as a Non-Executive board member of Quantapore Inc. and from April 2015 through September 2017, he was a director of China BioPharma Capital I, (GP).

Dr. Scherer is an experienced biotechnology executive and has led numerous financing M&A and licensing transactions, in both public and private markets, in Europe and the U.S. for over 20 years. He consulted MPM Capital for the period between July 2012 and December 2014. Dr. Scherer was also a co-founder and partner of KI Kapital from November 2008 to February 2014, a company which was specialized in providing consultation in life science industry.

Prior to working in the venture capital industry, Dr. Scherer co-founded GPC Biotech (Munich and Princeton, NJ) and served as the Chief Financial Officer from October 1997 to December 2007. GPC Biotech engaged in numerous pharmaceutical alliances with companies such as Sanofi Aventis, Boehringer Ingelheim, Altana (now part of Takeda), Yakult, and Pharmion (now part of Celgene). Over the past 20 years, Dr. Scherer has established an extensive network in the U.S., European, and China’s biotechnology and venture capital industry. Prior to his time at GPC Biotech, Dr. Scherer worked as a consultant from May 1993 to June 1994 at the Boston Consulting Group.

Dr. Scherer earned a Doctorate in Finance from the European Business School in Oestrich-Winkel/Germany in 1998, a MBA from Harvard Business School in June 1996, and a degree in Business Administration from the University of Mannheim/Germany in February 1993.

DR. JUSTIN WU. Dr. Justin Wu is an Independent Non-Executive Director of Aptorum Group Limited. He also has been serving as the Chief Operating Officer of CUHK Medical Centre since August 2018. He served as the Associate Dean (Development) of the Faculty of Medicine at CUHK from July 2014 to June 2018 and the Associate Dean (Clinical) of the Faculty of Medicine at CUHK from December 2012 to July 2014, and has been serving a Professor in the Department of Medicine and Therapeutics since 2009, also the Director of the S. H. Ho Center for Digestive Health, a research center specializing in functional gastrointestinal diseases, reflux and motility disorders, and digestive endoscopy. Active in research publications and assessments, Dr. Wu served as the International Associate Editor of American Journal of Gastroenterology (“AJG”), and Managing Editor of Journal of Gastroenterology and Hepatology (“JGH”). He is also the Secretary General of the Asian Neurogastroenterology and Motility Association (“ANMA”), and Secretary General of the Asia Pacific Association of Gastroenterology (“APAGE”).

Dr. Wu has won a number of awards including the Emerging Leader in Gastroenterology Award by the JGH Foundation, and the Vice Chancellor’s Exemplary Teaching Award at CUHK. Aside from his expertise in gastroenterology, Dr. Wu has an extensive interest in the development of Integrative Medicine in Hong Kong. He is the Founding Director of the Hong Kong Institute of Integrative Medicine, working closely with the School of Chinese Medicine to develop an integrative model at an international level. The institute aims at maximizing the strength of Western and Chinese medicine to provide a safe and effective integrative treatment to patients.

Dr. Wu served as a consultant and an advisory board member for Takeda Pharmaceutical, AstraZeneca, Menarini, Reckitt Benckiser and Abbott Laboratory. He earned his Bachelor of Medicine and Bachelor of Surgery Degree (1993), and his Doctor of Medicine Degree (2000) from CUHK. Additionally, he attained Fellowships of the Royal College of Physicians of Edinburgh and London in 2007 and 2012 respectively, Fellowship of the Hong Kong College of Physicians in 2002, Fellowship of the Hong Kong Academy of Medicine in 2002, and has been an American Gastroenterological Association Fellow since 2012.

PROFESSOR DOUGLAS ARNER. Professor Douglas W. Arner is an Independent Non-Executive Director of Aptorum Group Limited. He is the Kerry Holdings Professor in Law at the University of Hong Kong and one of the world’s leading experts on financial regulation, particularly the intersection between law, finance and technology. At HKU, he is Faculty Director of the Faculty of Law’s LLM in Compliance and Regulation, LLM in Corporate and Financial Law and Law, Innovation, Technology and Entrepreneurship (LITE) Programmes. He is a Senior Visiting Fellow of Melbourne Law School, University of Melbourne, and an Executive Committee Member of the Asia Pacific Structured Finance Association. He led the development of the world’s largest massive open online course (MOOC): Introduction to FinTech, launched on edX in May 2018, now with over 35,000 learners spanning every country in the world. From 2006 to 2011, he was the Director of HKU’s Asian Institute of International Financial Law, which he co-founded in 1999, and from 2012 to 2018, he led a major research project on Hong Kong’s future as a leading international financial center. He was an inaugural member of the Hong Kong Financial Services Development Council, of which he was a member from 2013-2019. Douglas served as Head of the HKU Department of Law from 2011 to 2014 and as Co-Director of the Duke University-HKU Asia-America Institute in Transnational Law from 2005 to 2016. He has published fifteen books and more than 150 articles, chapters and reports on international financial law and regulation, including most recently Reconceptualising Global Finance and its Regulation (Cambridge 2016) (with Ross Buckley and Emilios Avgouleas). The RegTech Book (forthcoming 2019, with Janos Barberis and Ross Buckley). His recent papers are available on SSRN at https://papers.ssrn.com/sol3/cf_dev/AbsByAuth.cfm?per_id=524849, where he is among the top 150 authors in the world by total downloads.

Douglas has served as a consultant with, among others, the World Bank, Asian Development Bank, APEC, Alliance for Financial Inclusion, and European Bank for Reconstruction and Development, and has lectured, co-organized conferences and seminars and been involved with financial sector reform projects around the world. He has been a visiting professor or fellow at Duke, Harvard, the Hong Kong Institute for Monetary Research, IDC Herzliya, McGill, Melbourne, National University of Singapore, University of New South Wales, Shanghai University of Finance and Economics, and Zurich, among others. Since March 1, 2018, Professor Arner is the Senior Regulatory & Strategic Advisor of AENEAS CAPITAL LIMITED, a licensed corporation regulated by the Hong Kong Securities & Futures Commission as a Type 9 Asset Manager.

He holds a BA from Drury College (where he studied literature, economics and political science) in 1992, a JD (cum laude) from Southern Methodist University in 1995, an LLM (with distinction) in banking and finance law from the University of London (Queen Mary College) in 1996, and a PhD from the University of London in 2005.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE RE-ELECTION OF ALL CURRENT DIRECTORS NAMED ABOVE

PROPOSAL NO. 2

APPROVAL, RATIFICATION AND CONFIRMATION OF

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2019. Ratification of the selection of Marcum Bernstein & Pinchuk LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2019 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Marcum Bernstein & Pinchuk LLP, but may, in their discretion, retain Marcum Bernstein & Pinchuk LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

A Representative from Marcum Bernstein & Pinchuk LLP will be in attendance at the 2019 Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the years ended December 31,
	2018		2017
	(In thousand)
Audit fee	US$	263	US$	210
Audit-related fees		-		-
Tax fees		-		-
All other fees		-		-
Total	US$	263	US$	210

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR APPROVAL, RATIFICATION AND CONFIRMATION OF THE RE-APPOINTMENT OF

MARCUM BERSTEIN & PINCHUK LLP

AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2019 AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Ian Huen
Ian Huen
CEO And Director

September 26, 2019

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

APTORUM GROUP LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2019

The undersigned shareholder of Aptorum Group Limited, a Cayman Islands exempted company with limited liability (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated September 26, 2019, and hereby appoints, if no person is specified, the chairman of the Meeting as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on November 14, 2019, at 9:00 p.m., Hong Kong local time, at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong, or at any adjournment or postponement thereof, and to vote all Class A Ordinary Shares and Class B Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	To re-elect all seven directors to hold office until the next annual general meeting; and

2.	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019, and to authorize the Board of Directors to fix their remuneration.

This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible.

☐ â DETACH PROXY CARD HERE â

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

This Proxy Card must be received no later than 11:59 p.m. EST on November 12, 2019		Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To re-elect Mr. Ian Huen as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Mr. Darren Lui as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Dr. Clark Cheng as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Mr. Charles Bathurst as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Dr. Mirko Scherer as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Dr. Justin Wu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Professor Douglas Arner as a director of the Company to hold office until the next annual general meeting; and	☐	☐	☐

PROPOSAL NO. 2:	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019, and to authorize the Board of Directors to fix their remuneration.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on September 17, 2019. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity. Completed and duly executed Proxy Cards shall be returned to Broadridge Financial Solutions, Inc., no later than 11:59 p.m. EST on November 12, 2019.

Share Owner signs here	Co-Owner signs here

Date: